UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Subject Company)

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

299096107

(CUSIP Number of Class of Securities)

Jonathan A. Shaw

Chief Executive Officer

770 Komas Drive

Salt Lake City, Utah 84108

(801) 588-1000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Jeffrey M. Jones

Kevin R. Pinegar

Durham Jones & Pinegar, P.C.

111 South Main Street, Suite 2400

Salt Lake City, Utah 84111

(801) 415-3000

☒Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Written Communications

This Schedule 14D-9 filing contains the following documents relating to the proposed acquisition of all of the outstanding shares of the common stock of Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”), by Elevate Entertainment Inc., a Delaware corporation (“Parent”), and Elevate Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger dated as of February 9, 2020, entered into by and among Parent, Merger Sub and the Company (the “Merger Agreement”).

•Exhibit 99.1: Joint Press Release, dated February 10, 2020; and

•Exhibit 99.2: Employee and Customers Written Communication Statement, dated February 10, 2020.

Important Additional Information

The tender offer for the outstanding common stock of the Company has not yet commenced. The communication materials referenced above do not constitute an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company common stock will be made only pursuant to an offer to purchase and related materials that Parent and Merger Sub intend to file with the U.S. Securities and Exchange Commission (the “SEC”). If the tender offer is commenced, Parent and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be considered before any decision is made with respect to the tender offer. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to Company shareholders when available, and may also be obtained by contacting the Company at 770 Komas Drive, Salt Lake City, Utah 84108, (801) 588-1000. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.